Exhibit 21.1

SUBSIDIARIES OF REGISTRANT*

Corona Optical Systems, Inc., a Delawarecorporation

K2 Optronics, Inc. a Delawarecorporation

EMCORE IRB Company, Inc., a New Mexicocorporation

EMCORE Hong Kong, Limited, a Hong Kongcorporation

Langfang EMCORE Optoelectronics Company, Limited, a Chinese corporation

Opticomm Corporation, a Delawarecorporation

EMCORE Solar Power, Inc., a Delawarecorporation

*As of December 31, 2007